







Richard Gabriel

COO GLG Pharma, LLC; Executive GLG Pharma, SA

Greater Boston Area

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GLG Pharma, LLC

Sulfolk University Executive MBA

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500+ connections

Real expertise in cGMP process scale up and compliance. Completely understand the needs of a API manufacturing facility and build processes that are scalable, environmentally acceptable and safe. 3 FDA inspections with no 483's, ISO certification, DEA registration, DoD compliance, NCI contractor a...

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Experience

Partner and Chief Operating Officer

GLG Pharma, LLC

Aug 2009 – Present • 8 yrs 10 mos

Jupiter, Florida

A start-up cancer company that licensed a portfolio of STAT3 inhibitors and a diagnostic that attacks the STAT mechanism in three different points. First, Phosphorylation, second, inhibiting STAT3 dimers and third, inhibiting STAT3 DNA binding. Raising capital and the Moffitt Cancer Center is a 20% owner in the company. Working with Total Cancer Patient Care concept of marrying diagnostics with cancer drug treatment.

North Shore InnoVentures, Beverly, MA

Adviser/Mentor

North Shore InnoVentures, Beverly, MA

2008 – 2015 • 7 yrs

North Shore of Boston

Mentoring start-up companies and excutives on navigating the funding waters of today's economy for biotechnology and life science companies. Focusing on alternative financing, grants and other sources of capital. Helping companies develop operational plans for manufacturing under cGMP, GLP and GCP as well as DoD funding opporutnities. Public company experience, what is the SEC and how to survive it? Mentoring two great start-up's right now! Marc Bazin's HepatoChem and Joel Berniac's Akrivis (sharing Akrivis with Hemmie Chang from Foley, Hoag).

Semaphore, Inc.

Director, Life Sciences

Semaphore, Inc.

2004 – 2015 • 11 yrs

As director of the Life Sciences Practice at Semaphore I participate in all aspects of a business from its creation as a new technology to its death as a liquidation or take-over, merger or sale. At Semaphore we perform among other tasks, technology due diligence, consulting services on start-ups, product line evaluation, technology competitive analysis and specific market intelligence gathering. We work across a wide range of technologies in the Life Sciences from

Drugs to Diagnostics to Devices and supporting software and hardware. Got a problem? Give us a call.



Member of the Advisory Board
HepatoChem
Mar 2011 – Nov 2013 • 2 yrs 9 mos
Beverly, Massachusetts

I am fortunate to be a part of the North Shore initiative to help mentor and advise start-up life science companies. HepatoChem and Marc Bazin and his team meet and exceed all the criteria as a successful start-up and entrepreneur. HepatoChem is an exciting investment opportunity in the Pharma and Biotech space, A industry that needs HepatoChem's products and services. HepatoChem can help speed clinical drug selection and development at lower costs and in shorter time lines. Metabolites are part of the focus of the FDA (2008), anyone not paying attention to FDA suggestions and recommendations could find that decision quite costly in dollars and time. HepatoChem can help.



Partner
SG2 Ventures
2008 – 2012 • 4 yrs

SG2 Ventures is a company developing an anemia drug based on the fusion protein of two erythropoietin molecules linked by a non-allergenic, simple long chain peptide. This linkage imparts on the new material a lower affinity to the EPO stimulating site which translates to a longer half-life, fewer injections and greater stability with less toxicity. SG2 Ventures is seeking partnerships, investment, merger or acquisition to advance the new therapy.

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Education



Sulfolk University Executive MBA
Master of Business Administration (MBA), Business Administration and Management, General
1984 – 1988
Activities and Societies: Worked Full Time and started company

Executive MBA Program



Ohio Dominican College
Bachelor of Applied Science (B.A.Sc.), Chemistry
1975 – 1979
Activities and Societies: Worked full time and attended night and weekend

Bachelor of Science, Chemistry



The Ohio State University
None, Microbiology and Virology
1973 – 1976
Activities and Societies: Columbus Zoo Veterinary Assistant, Ohio State Veterinary Clinic Technician

Had been accepted into The Ohio State Graduate Program for Microbiology and Limnology but had to seek employment and did not attend.

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Volunteer Experience



Mentor
Northshore Innoventions Center
2009 – 2015 • 6 yrs

Innoventio
ns Center

Mentoring entrepreneurs in their start-up company. Companies include:

Akrivis Technologies, LLC (http://www.akrivis.com) Joel Berniac, PhD, co-founder, president
HepatoChem, Inc. (http://www.hepatochem.com) Marc Bazin, co-founder, president)
WindGap Medical, Inc. (http://www.windgapmedical.com) Chris Stepanian, co-founder
President and Brent Buchine, co-founder and Chief Technical Officer

Skills & Endorsements

Biotechnology · 99+

 Endorsed by **Indu Javeri and 16 others who are highly skilled at this**

Endorsed by **2 of Richard's colleagues at North Shore InnoVentures, Beverly, MA**

Start-ups · 79

 Endorsed by **Joseph J Cote´ Jr and 5 others who are highly skilled at this**

Endorsed by **2 of Richard's colleagues at North Shore InnoVentures, Beverly, MA**

Pharmaceutical Industry · 78

 Endorsed by **Indu Javeri and 2 others who are highly skilled at this**

Endorsed by **2 of Richard's colleagues at North Shore InnoVentures, Beverly, MA**

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